February 20, 2007

Securities and Exchange Commission

100 F Street, NE
Washington, DC  20549

U.S.A.

Dear Ladies and Gentlemen:

We are the former independent auditors for AmMex Gold Mining Corp. (the “Company”).  We have read the Company’s disclosure in the section “Changes In Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8K dated December 29, 2006 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.  We have no basis to agree or disagree with other statements of the Company contained in that section or elsewhere in the 8K, as referred to above.

Yours very truly,

“Amisano Hanson”

AMISANO HANSON

Endnotes

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

750 WEST PENDER STREET, SUITE 604 TELEPHONE: 604-689-0188
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